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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM N-8F
Application for Deregistration of Certain Registered Investment Companies.
I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger
□	Liquidation
□	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 ofthis form and complete verification at the end of the form.)
□	Election of status as a Business Development Company (Note: Business Development Companies answer onlyquestions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:
Oppenheimer Gold & Special Minerals Fund

3.	Securities and Exchange Commission File No.:
811-3694

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☒	Initial Application
□	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
6803 S. Tucson Way Centennial CO 80112

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
Carolyn Liu-Hartman
225 Liberty Street New York, NY 10281
(212) 323-5905

7.		Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
OFI Global Asset Management 6803 S. Tucson Way Centennial, CO 80112 (303) 768-3200
NOTE:Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.		Classification of fund (check only one):
☒		Management company;
□		Unit investment trust; or
□		Face-amount certificate company.

9.		Subclassification if the fund is a management company (check only one):
☒		Open-end
□		Closed-end

10.		State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware

11.		Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
OFI Global Asset Management, Inc. 225 Liberty Street New York, NY 10281 (investment adviser)
OppenheimerFunds, Inc. 225 Liberty Street New York, NY 10281 (investment sub-adviser)

12.		Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
OppenheimerFunds Distributor, Inc. 225 Liberty Street New York, NY 10281
If the fund is a unit investment trust (“UIT”) provide: Not applicable.
13.	(a)	Depositor’s name(s) and address(es):
	(b)	Trustee’s name(s) and address(es):

14.		Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
□		Yes
☒		No

If Yes, for each UIT state:
Name(s):
File No.: 811- __________
Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒		Yes
□		No
If Yes, state the date on which the board vote took place:
January 11, 2019

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒		Yes
□		No
If Yes, state the date on which the shareholder vote took place: See Schedule A

If No, explain:

II.		Distributions to Shareholders

16.		Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
□		Yes
☒		No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

	(b)	Were the distributions made on the basis of net assets?
□		Yes
□		No

	(c)	Were the distributions made pro rata based on share ownership?
□		Yes
□		No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:
□		Yes
□		No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.		Closed-end funds only:
Has the fund issued senior securities?
□		Yes
□		No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.		Has the fund distributed all of its assets to the fund’s shareholders?
□		Yes
☒		No

If No,
	(a)	How many shareholders does the fund have as of the date this form is filed?
None. Following shareholder approval of a proposed merger between the fund and its acquiring fund, all assets and shareholders were transferred to the acquiring fund after the close of business on May 24, 2019. Each shareholder received the number of shares of the acquiring fund having an aggregate net asset value equal to the value of the shares of the acquired fund held by the shareholder, such that the value of the shareholder's account with the acquiring fund immediately after the merger was the same as the value of the shareholder's account with the acquired fund immediately prior to the merger.

	(b)	Describe the relationship of each remaining shareholder to the fund:
The Fund has no remaining shareholders.

19.		Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
□		Yes
☒		No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.		Assets and Liabilities

20.		Does the fund have any assets as of the date this form is filed?
(See question 18 above)
□		Yes
☒		No

If Yes,
	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?
□		Yes
□		No

21.		Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
□		Yes
☒		No

If Yes,
	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.		Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i) Legal expenses: $153,437.66
(ii) Accounting expenses: $3,269.84
(iii)Other expenses (list and identify separately):
		Merger Proxy Costs	$1,034,352.17
		Dues & Donations	$2.05
		F&E	$37.46

		Financial Firm Emplo	$34.90
		Insurance	$73,534.78
		Mailing Costs	$9,620.07
		Misc	$385.46
		Office Expenses	$12.92
		Operating Expense	$11,254.09
		Stationary	$3.33
		Travel	$14,362.21
		(iv) Total expenses (sum of lines (i)-(iii) above): $1,300,306.94
	(b)	How were those expenses allocated? The investment adviser (or its affiliates) of the acquired fund and the acquiring fund paid for the Total expenses in Item 22(a)(iv).
	(c)	Who paid those expenses? The investment adviser (or its affiliates) of the acquired fund and the acquiring fund.
	(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.		Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
□		Yes
☒		No

		If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.		Conclusion of Fund Business

24.		Is the fund a party to any litigation or administrative proceeding?
□		Yes
☒		No
		If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.		Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
□		Yes
☒		No

If Yes, describe the nature and extent of those activities:

VI.		Mergers Only

26.	(a)	State the name of the fund surviving the Merger:
See Schedule A

	(b)	State the Investment Company Act file number of the fund surviving the Merger:
See Schedule A

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
See Schedule A

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.
VERIFICATION
The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Oppenheimer Gold & Special Minerals Fund, (ii) he or she is the Assistant Secretary of Oppenheimer Gold & Special Minerals Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.
/s/ Joseph C. Benedetti
Joseph C. Benedetti
Assistant Secretary
May 4, 2020

Schedule A
Item 15(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
If Yes, state the date on which the shareholder vote took place:
Old Fund Name	Old Series Name	Shareholder Vote Date
Oppenheimer Gold & Special Minerals Fund	Oppenheimer Gold & Special Minerals Fund	5/17/2019

Item 26 (a) State the name of the fund surviving the Merger:
Old Series Name	New Fund Name	New Series Name
Oppenheimer Gold & Special Minerals Fund	AIM Sector Funds (Invesco Sector Funds)	Invesco Oppenheimer Gold & Special Minerals Fund

Item 26 (b) State the Investment Company Act file number of the fund surviving the Merger:
Old Series Name	New Fund Name	New Investment Co. Act File Number
Oppenheimer Gold & Special Minerals Fund	AIM Sector Funds (Invesco Sector Funds)	811-03826

Item 26 (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
Old Series Name	File Number	Date & Form Type
Oppenheimer Gold & Special Minerals Fund	333-229241	2/13/2019 N-14